SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company
Cambridge Antibody Technology


2) Name of shareholder having a major interest
Fidelity Investments


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 Non Beneficial


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Chase Nominees Limited (1,040,576) State Street Nominees Limited (139,600) HSBC (1,012,375) State Street Nominees Limited (2,100) Brown Brothers Harriman (1,300) Chase Nominees Ltd (5,382) Chase Manhattan Bank London (500,000) Chase Nominees Ltd (201,800) Bankers Trust (209,980) MSS Nominees Ltd (28,500) Bank of New York Europe (37,700) BT Globenet Nominees Ltd (7,000) Nortrust Nominees Ltd (127,700) Chase Nominees Ltd (120,600) RBS Trust Bank (155,500) HSBC (4,310) Northern Trust (95,600) BT Globenet Nominees Ltd (36,800) Morgan Stanley (51,739) Bankers Trust (14,700) Bank of New York Europe (14,400) Citibank (6,100) Bank of New York -- London (16,100) JP Morgan (74,910) Chase Manhattan Bank London (32,400) State Street Nominees Ltd (38,900) Bank of New York Brussels (34,700)

5) Number of shares/amount of stock acquired
385,127


6) Percentage of issued class
1.06%


7) Number of shares/amount of stock disposed
Nil


8) Percentage of issued class
Nil


9) Class of security
Ordinary 10p shares


10) Date of transaction
Not disclosed


11) Date company informed
13 August 2002


12) Total holding following this notification
4,010,772


13) Total percentage holding of issued class following this notification
11.08%

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14) Any additional information
None of the entities notified act as a group or in concert with respect to the interests disclosed.


15) Name of contact and telephone number for queries
Diane Mellett 01763 263233


16) Name and signature of authorised company official responsible for making this notification


Diane Mellett Company Secretary

Date of notification 14 August 2002












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